July 22, 2024

Zvi Glasman
Chief Financial Officer
PetIQ, Inc.
230 E. Riverside Drive
Eagle, Idaho 83616

        Re: PetIQ, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38163
Dear Zvi Glasman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared With Year Ended December 31, 2022, page
36

1. Please consider providing a more robust disclosure regarding the underlying reasons for your material revenue increase. For example, regarding products discuss further what you mean by broad strength and growth, and any associated underlying factors and trends. For services, discuss the operational improvements cited that contributed to increased revenues and why/how. Also for services, discuss the extent that cited increases in clinic counts, average dollar per clinic and average dollar per pet served contributed to the increase. Refer to Item 303(a), introductory paragraph of (b) and
(b)(2)(ii) and (iii) of
       Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.
2. Since cost of revenues is material to your results, please consider a separate quantitative and qualitative comparable analysis of it to the extent material in helping investors better understand your operations and results. Refer to Item 303(b). In doing so, consider discussing the impact of each component of cost of revenues that caused cost of revenues
 July 22, 2024
Page 2

       to materially vary (or not vary when expected to). Consider performing the analysis at the segment level to the extent meaningful in further understanding your operations and results.
Consolidated Non-GAAP Financial Measures, page 38

3. You include an adjustment for impairment and other asset charges to arrive at your non-
       GAAP financial measure "EBITDA." As your current calculation does not comply with
       EBITDA as defined in Exchange Act Release No. 47226, please revise to exclude the impairment and other asset charges adjustment from your calculation of EBITDA or rename the measure. Refer to Question 103.01 of the Compliance and Disclosure
       Interpretations on Non-GAAP Financial Measures.
Financial Condition, Liquidity, and Capital Resources
Cash Flows
Cash Provided by Operating Activities, page 40

4. You disclose the increase in cash provided by operating activities was primarily attributable to the increase in profitability and changes in non-cash items. Please expand your analysis to disclose the material underlying factors that impact the comparability between periods of reported operating cash flows in terms of cash. Quantify each factor cited so investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to results/profitability since it is recorded on an accrual basis or noncash items that do not affect cash. Refer to the introductory paragraph of Section IV.B. and all of B.1 of Release No. 33-8350 for
       guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services